                       SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549
                                ----------------
                                AMENDMENT NO. 7
                                       to
                                   SCHEDULE TO
                                 (Rule 14d-100)

          TENDER OFFER STATEMENT UNDER SECTION 14(d) (1) OR 13(e) (1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                   Courtyard by Marriott Limited Partnership
                            (Name of Subject Company)

                               CBM I Holdings LLC
                              CBM Joint Venture LLC
                          Marriott International, Inc.
                               MI CBM Investor LLC
                        Rockledge Hotel Properties, Inc.
                            Host Marriott Corporation
                               Host Marriott, L.P.
                      (Names of Offerors and Other Persons)

                     Units of limited partnership interests
                         (Title of Class of Securities)
                                      None
                      (CUSIP Number of Class of Securities)

                       W. Edward Walter                                             Ward R. Cooper
               Rockledge Hotel Properties, Inc.                              Marriott International, Inc.
                      10400 Fernwood Road                                          Dept. 52/923.23
                   Bethesda, Maryland  20817                                     10400 Fernwood Road
                        (301) 380-9000                                        Bethesda, Maryland  20817
                                                                                     (301) 380-3000

                 (Name, Address and Telephone Numbers of Person
 Authorized to Receive Notices and Communications on Behalf of Filing Persons)
                               -----------------
                                   Copies to:


                    J. Warren Gorrell, Jr.                                             David G. Pommerening
                      Bruce W. Gilchrist                                              O'Melveny & Myers LLP
                      Hogan & Hartson LLP                                  Columbia Square, 555 Thirteenth Street, N.W.
         Columbia Square, 555 Thirteenth Street, N.W.                              Washington, D.C.  20004-1109
                 Washington, D.C.  20004-1109                                             (202) 383-5300
                        (202) 637-5600

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

     Check the appropriate boxes below to designate any transactions to which the statement relates:

     [X]  third-party tender offer subject to Rule 14d-1.
     [ ]  issuer tender offer subject to Rule 13e-4.
     [X]  going-private transaction subject to Rule 13e-3.
     [ ]  amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

                                  TENDER OFFER

      This Amendment No. 7 amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on May 18, 2000, as amended (as so amended, the "Schedule TO") in connection with an offer by CBM I Holdings LLC, a Delaware limited liability company (the "Purchaser") and an indirect, wholly owned subsidiary of CBM Joint Venture LLC (the "Joint Venture"), a Delaware limited liability company that is a joint venture between MI CBM Investor LLC ("MI Investor"), a Delaware limited liability company and a wholly owned indirect subsidiary of Marriott International, Inc., a Delaware corporation ("Marriott International"), and Rockledge Hotel Properties, Inc., a Delaware corporation ("Rockledge"), to purchase (the "Purchase Offer") all outstanding units of limited partnership interest (the "Units") in Courtyard by Marriott Limited Partnership, a Delaware limited partnership (the "Partnership"), other than Units owned by the Partnership's general partner, for $134,130 per Unit in cash (or a pro rata portion thereof), or a net amount per Unit of $133,500 after payment of court-awarded attorneys' fees and expenses, upon the terms and subject to the conditions set forth in the Purchase Offer and Consent Solicitation dated August 7, 2000, the Supplement thereto dated September 26, 2000 and the related Proof of Claim, Assignment and Release (collectively, the "Purchase Offer and Consent Solicitation"). Capitalized terms used and not defined herein shall have the meanings ascribed to such terms in the Purchase Offer and Consent Solicitation.

ITEM 4.   TERMS OF THE TRANSACTION.

     Information previously provided in response to this Item 4 is hereby amended and supplemented to include the following information:

     The Purchaser has extended the Purchase Offer to 5:00 p.m., New York City time, on Thursday, October 19, 2000. The Purchase Offer had previously been scheduled to expire at 5:00 p.m., New York City time, on Monday, October 16, 2000.

     The Solicitation Period, which is the time during which holders of Units may vote for or against the merger of a subsidiary of the Purchaser into the Partnership (the "Merger") and certain amendments to the Partnership's partnership agreement (the "Amendments"), as described in detail in the Purchase Offer and Consent Solicitation, expired at 5:00 p.m., New York City time, on Monday, October 16, 2000. The Merger and the Amendments were approved by holders of a majority of the Partnership's outstanding Units, satisfying a condition to the Purchase Offer and the Merger. The Merger and Amendments will be consummated, subject to satisfaction or waiver (if waivable) of the remaining conditions to the Purchase Offer and the Merger. In addition, less than 10% of the outstanding Units are held by Unitholders who have elected to opt out of the Settlement, satisfying another conditon to the Purchase Offer and the Merger.

     On October 17, 2000, Marriott International and Rockledge issued a joint press release with respect to the foregoing matters. A copy of this joint press release is attached hereto as Exhibit (a)(10) and is incorporated herein by reference.

ITEM 12. MATERIALS TO BE FILED AS EXHIBITS, INCLUDING MATERIALS TO BE FILED PURSUANT TO SCHEDULE 13E-3.

     Information previously provided in response to this Item 12 is hereby amended and supplemented to include the following exhibits:

     (a) (10) Joint Press Release issued on October 17, 2000

                                   SIGNATURES

     After due inquiry and to the best knowledge and belief of the undersigned, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date:  October 17, 2000            CBM I HOLDINGS LLC
                                   By: CBM Mezzanine Borrower LLC
                                       By: CBM Joint Venture LLC

                                        By:  Rockledge Hotel Properties, Inc.


                                        By:   /s/ W. Edward Walter
                                            ---------------------------
                                             Name: W. Edward Walter
                                             Title: Vice President


                                        By:  MI CBM Investor LLC


                                        By:  /s/ Carolyn B. Handlon
                                            ---------------------------
                                             Name: Carolyn B. Handlon
                                             Title:  Manager and Treasurer


                                   CBM JOINT VENTURE LLC
                                   By:  Rockledge Hotel Properties, Inc.


                                        By:  /s/ W. Edward Walter
                                            ---------------------------
                                             Name: W. Edward Walter
                                             Title: Vice President


                                   By:  MI CBM Investor LLC

                                        By: /s/ Carolyn B. Handlon
                                            ---------------------------
                                             Name: Carolyn B. Handlon
                                             Title: Manager and Treasurer


                                   MARRIOTT INTERNATIONAL, INC.


                                        By:  /s/ Carolyn B. Handlon
                                            ---------------------------
                                             Name: Carolyn B. Handlon
                                             Title: Vice President and Treasurer

                             MI CBM INVESTOR LLC


                             By:   /s/ Carolyn B. Handlon
                                 --------------------------------------
                                  Name: Carolyn B. Handlon
                                  Title: Manager and Treasurer

                             ROCKLEDGE HOTEL PROPERTIES, INC.


                             By:   /s/ W. Edward Walter
                                 --------------------------------------
                                  Name: W. Edward Walter
                                  Title: Vice President

                             HOST MARRIOTT CORPORATION


                             By:   /s/ W. Edward Walter
                                 --------------------------------------
                                  Name: W. Edward Walter
                                  Title: Executive Vice President

                             HOST MARRIOTT, L.P.
                             By: Host Marriott Corporation

                                       By:  /s/ W. Edward Walter
                                           ----------------------------
                                            Name: W. Edward Walter
                                            Title: Executive Vice President

                        COURTYARD BY MARRIOTT LIMITED PARTNERSHIP
                        By: CBM One LLC

                                       By:  /s/ Donald D. Olinger
                                           ----------------------------
                                            Name: Donald D. Olinger
                                            Title: Vice President

                                  EXHIBIT INDEX

          (a) (10) Joint Press Release issued on October 17, 2000.